Exhibit 99.1

Bezeq The Israel Telecommunication
Corporation Limited

Condensed Consolidated Interim
Financial Statements

September 30, 2014

(Unaudited)

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Contents	Page

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of

“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of September 30, 2014 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 0.9% of the total consolidated assets as of September 30 2014, and whose revenues constitute 1.3% and 0.5% of the total consolidated revenues for the nine and three month periods then ended, respectively. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin

Certified Public Accountants (Isr.)

November 9, 2014

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets

Cash and cash equivalents	1,599	300	610
Investments, including derivatives	2,495	956	1,132
Trade receivables	2,225	2,791	2,651
Other receivables	286	340	344
Inventory	83	122	117
Assets classified as held for sale	33	83	66
Total current assets	6,721	4,592	4,920

Trade and other receivables	567	701	652
Property, plant and equipment	6,052	5,948	5,973
Intangible assets	1,810	2,105	2,060
Deferred expenses and others	255	260	261
Investments in equity-accounted investees (mainly loans)	1,043	1,000	1,015
Investments	85	90	81
Deferred tax assets	6	93	60
Total non-current assets	9,818	10,197	10,102

Total assets	16,539	14,789	15,022

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities and equity

Debentures, loans and borrowings	1,491	1,067	1,136
Trade payables	572	629	719
Other payables, including derivatives	787	794	707
Current tax liabilities	592	640	523
Provisions	124	124	125
Employee benefits	358	248	257
Dividend payable (Note 7.2)	1,267	-	-
Total current liabilities	5,191	3,502	3,467

Loans and debentures	8,872	8,771	8,691
Employee benefits	231	258	234
Provisions	69	67	68
Deferred tax liabilities	16	63	55
Other liabilities, including derivatives	136	78	84
Total non-current liabilities	9,324	9,237	9,132

Total liabilities	14,515	12,739	12,599

Total equity	2,024	2,050	2,423

Total liabilities and equity	16,539	14,789	15,022

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 9, 2014

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	6,793	7,154	2,232	2,398	9,563

Costs of activity
Depreciation and amortization	960	983	327	329	1,311
Salaries	1,328	1,431	437	464	1,872
General and operating expenses (Note 9)	2,513	2,610	822	890	3,576
Other operating income, net (Note 10)	(601)	(96)	(25)	(6)	(15)
	4,200	4,928	1,561	1,677	6,744

Operating profit	2,593	2,226	671	721	2,819
Financing expenses (income)
Financing expenses	365	447	125	163	573
Financing income	(252)	(351)	(86)	(118)	(428)
Financing expenses, net	113	96	39	45	145

Profit after financing expenses, net	2,480	2,130	632	676	2,674
Share in losses of equity-accounted investees	(132)	(195)	(34)	(88)	(252)
Profit before income tax	2,348	1,935	598	588	2,422
Income tax	653	516	170	139	651
Profit for the period	1,695	1,419	428	449	1,771

Earnings per share (NIS)
Basic and diluted earnings per share	0.62	0.52	0.16	0.16	0.65

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,695	1,419	428	449	1,771
Items of other comprehensive income not transferred to profit and loss
Actuarial gains, net of tax	-	-	-	-	22
Items of other comprehensive loss (net of tax) to be transferred to profit and loss subsequent to initial recognition in comprehensive income	(33)	(19)	(24)	(9)	(16)
Total comprehensive income for the period	1,662	1,400	404	440	1,777

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Nine months ended September 30, 2014 (Unaudited):
Balance as at January 1, 2014	3,842	143	242	390	(67)	(2,127)	2,423
Profit for the period	-	-	-	-	-	1,695	1,695
Other comprehensive loss for the period, net of tax	-	-	-	-	(33)	-	(33)
Total comprehensive income for the period	-	-	-	-	(33)	1,695	1,662
Transactions with owners recognized directly in equity
Dividends to Company shareholders (see Note 7.2)	-	-	-	-	-	(2,069)	(2,069)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	9	79	(79)	-	-	-	9
Balance as at September 30, 2014	3,851	222	162	390	(100)	(2,501)	2,024

Nine months ended September 30, 2013 (Unaudited):
Balance as at January 1, 2013	3,837	100	256	390	(38)	(2,090)	2,455
Profit for the period	-	-	-	-	-	1,419	1,419
Other comprehensive loss for the period, net of tax	-	-	-	-	(19)	-	(19)
Total comprehensive income for the period	-	-	-	-	(19)	1,419	1,400
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,830)	(1,830)
Share-based payments	-	-	23	-	-	-	23
Exercise of options for shares	2	18	(18)	-	-	-	2
Balance as at September 30, 2013	3,839	118	261	390	(57)	(2,501)	2,050

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between a corporation and a controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Three months ended September 30, 2014 (Unaudited)
Balance as at July 1, 2014	3,848	198	186	390	(76)	(1,662)	2,884
Profit for the period	-	-	-	-	-	428	428
Other comprehensive loss for the period, net of tax	-	-	-	-	(24)	-	(24)
Total comprehensive income for the period	-	-	-	-	(24)	428	404
Transactions with owners recognized directly in equity
Dividend to Company shareholders (Note 7.2)	-	-	-	-	-	(1,267)	(1,267)
Exercise of options for shares	3	24	(24)	-	-	-	3
Balance as at September 30, 2014	3,851	222	162	390	(100)	(2,501)	2,024

Three months ended September 30, 2013 (Unaudited)
Balance as at July 1, 2013	3,838	102	270	390	(48)	(1,981)	2,571
Profit for the period	-	-	-	-	-	449	449
Other comprehensive loss for the period, net of tax	-	-	-	-	(9)	-	(9)
Total comprehensive income for the period	-	-	-	-	(9)	449	440
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(969)	(969)
Share-based payments	-	-	7	-	-	-	7
Exercise of options for shares	1	16	(16)	-	-	-	1
Balance as at September 30, 2013	3,839	118	261	390	(57)	(2,501)	2,050

Year ended December 31, 2013 (Audited)
Balance as at January 1, 2013	3,837	100	256	390	(38)	(2,090)	2,455
Profit in 2013	-	-	-	-	-	1,771	1,771
Other comprehensive income for the year, net of tax	-	-	-	-	(16)	22	6
Total comprehensive income for 2013	-	-	-	-	(16)	1,793	1,777
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,830)	(1,830)
Share-based payments	-	-	29	-	-	-	29
Exercise of options for shares	5	43	(43)	-	-	-	5
Increase in the rate of holding in a subsidiary	-	-	-	-	(13)	-	(13)
Balance as at December 31, 2013	3,842	143	242	390	(67)	(2,127)	2,423

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	1,695	1,419	428	449	1,771
Adjustments:
Depreciation and amortization	960	983	327	329	1,311
Profit from the sale of Coral Tell Ltd. shares (see Note 4.2)	(582)	-	-	-	-
Share in losses of equity-accounted investees	132	195	34	88	252
Financing expenses, net	174	211	52	82	278
Capital gain, net	(149)	(124)	(28)	(16)	(159)
Share-based payments	(1)	23	-	7	29
Income tax expenses	653	516	170	139	651
Miscellaneous	(7)	(7)	-	3	(22)

Change in inventory	43	(3)	9	19	9
Change in trade and other receivables	529	469	142	201	646
Change in trade and other payables	(118)	(62)	(11)	19	27
Change in provisions	(1)	(30)	(9)	1	(29)
Change in employee benefits	98	(5)	(19)	(23)	2
Change in other liabilities	1	-	-	-	11
Net income tax paid	(370)	(368)	(145)	(155)	(625)
Net cash from operating activities	3,057	3,217	950	1,143	4,152
Cash flow used for investing activities
Net consideration for the sale of Coral Tell Ltd. shares	596	-	-	-	-
Investment in intangible assets and deferred expenses	(140)	(143)	(50)	(50)	(186)
Proceeds from the sale of property, plant and equipment	147	219	72	53	312
Acquisition of financial assets held for trading and others	(1,497)	(1,308)	(811)	(171)	(1,570)
Proceeds from the sale of financial assets held for trading and others	137	1,445	43	679	1,528
Purchase of property, plant and equipment	(820)	(767)	(272)	(270)	(1,042)
Proceeds from disposal of long-term investments	(8)	6	(7)	-	9
Miscellaneous	6	20	3	5	32
Net cash from (used in) investment activities	(1,579)	(528)	(1,022)	246	(917)

Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures and receipt of loans	1,146	869	1,146	-	1,364
Repayment of debentures and loans	(588)	(622)	(126)	(135)	(1,120)
Dividends paid	(802)	(2,830)	-	(1,469)	(2,830)
Interest paid	(244)	(272)	(25)	(33)	(453)
Increase in the rate of holding in a subsidiary	-	-	-	-	(50)
Miscellaneous	(1)	-	3	4	(2)
Net cash from (used in) financing activities	(489)	(2,855)	998	(1,633)	(3,091)

Increase (decrease) in cash and cash equivalents, net	989	(166)	926	(244)	144
Cash and cash equivalents at beginning of period	610	466	673	544	466
Cash and cash equivalents at end of period	1,599	300	1,599	300	610

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Notes to the Financial Statements

1.	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2013 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on November 9, 2014.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

3.1
The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2
As from January 1, 2014, the Group applies the amendment to IAS 32, “Financial Instruments: Presentation”, which refers to offsetting financial assets and financial liabilities. Application of the amendment to IAS 32 did not have a material effect on the Group's financial statements.

3.3	New standards and interpretations not yet adopted

3.3.1	IFRS 15, “Revenues from Contracts with Customers”, issued in May 2014 ("IFRS 15")

IFRS 15 replaces current guidelines for revenue recognition and presents a new model for recognition of revenues from contracts with customers. The model includes five steps for analyzing transactions to determine the timing and amount of revenue recognition. IFRS 15 also establishes new and more extensive disclosure requirements. IFRS 15 will be effective for annual periods starting from January 1, 2017. Early adoption is permitted. IFRS 15 includes various alternatives for the transition guidelines, so that companies may choose one alternative upon initial application. The Group is examining the effects of adopting IFRS 15 on the financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

3.3.2	IFRS 9 (2014), “Financial Instruments”, issued in July 2014 ("IFRS 9")

IFRS 9 replaces the requirements included in IAS 39 regarding classification and measurement of financial assets and financial liabilities, hedge accounting, and impairment of financial instruments. IFRS 9 is effective for annual periods beginning on January 1, 2018. Early adoption is permitted, subject to the conditions set out in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. The Group is examining the effects of adopting IFRS 9 on the financial statements.

4.	Group Entities

A detailed description of the Group entities appears in Note 10 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) ("DBS")

4.1.1	The Group attaches the condensed interim financial statements of DBS to these condensed consolidated interim financial statements.

4.1.2
Further to Note 10.1.2 to the Annual Financial Statements regarding publication of the terms for the Antitrust Commissioner's approval of the merger between the Company and DBS, on March 26, 2014, the Antitrust Commissioner informed the Company that on fulfillment of certain conditions, the restrictions imposed on Eurocom Group for its continued holding of DBS will be lifted and the Company will be permitted to merge with DBS ("the Merger").

The Company appointed a subcommittee of the Board of Directors to advance, with the support of external consultants chosen by the committee, a review of the feasibility of the merger and available options in view of the above decision and its conditions, including the acquisition of DBS shares that are held by Eurocom and other options. As part of these assessments, the Company is performing due diligence for DBS with the assistance of external consultants.

As of this date, as part of the review of the options available to the Company, the parties are discussing the possible acquisition of DBS shares that are held by Eurocom.

4.1.3	Summary of the statement of DBS's financial position and statement of income (without adjustment for ownership rates held by the Group)

Selected data from the statement of financial position

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	394	174	291
Non-current assets	1,358	1,305	1,326
Total assets	1,752	1,479	1,617

Current liabilities	964	907	970
Non-current liabilities	5,366	4,831	4,990
Total liabilities	6,330	5,738	5,960

Capital deficit	(4,578)	(4,259)	(4,343)

Total liabilities and equity	1,752	1,479	1,617

Carrying amount of investment	1,012	984	979

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

Selected data from the statement of income

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	1,284	1,218	432	410	1,635

Total loss for the year	(235)	(298)	(86)	(136)	(381)

Company's share in total loss as stated in the statement of income	(128)	(196)	(34)	(88)	(250)

4.1.4	Financial position of DBS

A.
Since starting its operations, DBS has accumulated considerable losses. The loss of DBS in 2013 amounted to NIS 381 million and the losses in the nine month period ended September 30, 2014 amounted to NIS 235 million. As a result of these losses, as of September 30, 2014, DBS had an equity deficit and a working capital deficit of NIS 4,578 million and NIS 571 million, respectively.

B.
As of September 30, 2014, DBS complied with the financial covenants established under its financing and debenture agreements. As of September 30, 2014, DBS complied with the debt/EBITDA ratio covenant established in Deed of Trust B (the debt/EBITDA ratio of DBS as of September 30, 2014, was 2.8). Furthermore, DBS complied with the debt//EBITDA ratio covenant specified by the 2012 Debentures (as of  September 30, 2014, the debt/EBITDA ratio of DBS was 2.6), and the debt/(E-C) ratio covenant specified by the 2012 Debentures (as of September 30, 2014, the debt/(E-C) ratio was 6.4).

C.
On April 1, 2014, S&P Maalot announced a rating of -ilA for additional debentures to be issued by DBS up to a total par value of NIS 250 million by a new debenture issue or expansion of an existing series.

In April 2014, DBS issued additional debentures (Series A) by way of expanding the series by a total of NIS 253 million, and issued additional debentures (Series B) by way of expanding the series by a total of NIS 47 million.

On April 30, 2014, S&P Maalot upgraded its rating for DBS and its debentures to ilA (stable), and placed the rating on the Credit Watch list with a positive outlook.

In addition, on September 30, 2014, S&P Maalot announced a rating of ilA for additional debentures to be issued by DBS up to a total par value of NIS 250 million by a new debenture issue or expansion of an existing series.

On October 7, 2014, DBS issued additional debentures (Series B) by expanding the series, amounting to NIS 30 million.

For information about the terms of the debentures, see note 10.1.6 to the Annual Financial Statements.

D.
The management of DBS estimates that the financing resources available to DBS, which include the working capital deficit and the potential amount of finances raised, will be sufficient for the operations of DBS for the coming year, based on the cash flow forecast approved by DBS’s board of directors. If additional resources are required to meet its operating requirements for the coming year, DBS will adjust its operations to preclude the need for additional resources beyond those currently at its disposal.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

4.2.	Coral Tell Ltd. (a previously consolidated company)

On May 20, 2014, the sale of the entire share capital of Coral Tell Ltd. was completed for NIS 805 million. Coral Tell Ltd. is wholly-owned by the Company indirectly through Walla! Communications Ltd. ("Walla"), which operates Yad2. The sale agreement included an undertaking by Walla and the Company to refrain from engaging in Coral Tel's fields of activity for 24 months. The pre-tax profit arising from the sale amounted to NIS 582 million, and the profit net of tax amounted to NIS 437 million.

Following the sale, intangible assets and goodwill amounting to NIS 187 million were derecognized.

5.	Contingent liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 111 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at September 30, 2014 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 3.1 billion. There is also an additional exposure of NIS 762 million for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies and associates, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest. For updates subsequent to the reporting date, see section 5.2 below.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

5.1	Following is a detailed description of the Group's contingent liabilities as at September 30, 2014, classified into groups with similar characteristics:

		Provision Balance	Additional exposure	Exposure for claims that cannot yet be assessed
Claims group	Nature of claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	64	77	1
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	21	2,798	735
Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	-	128	2
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation) and regarding real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	48	24
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	14	49	-
Total legal claims against the Company and subsidiaries		111	3,148	762

Contingent liabilities for legal claims against associates		8	552	273

5.2
Subsequent to the reporting date, claims amounting to NIS 158 million were filed against the Group companies. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, a claim against an associate company with exposure of NIS 53 million came to an end.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

6.	Employee benefits

6.1
Further to Note 14.5 to the Annual Financial Statements, on May 15, 2014, the Company's Board of Directors approved a provision of NIS 116.5 million for the voluntary redundancy of 101 employee, in accordance with the terms of the  collective agreement of December 2006, as amended in December 2010. The Board of Directors also approved the voluntary redundancy of additional employees in an increased compensation track, in accordance with the Company's requirements. In view of the above, the Company included a provision of NIS 116.5 million in its financial statements for the second quarter of 2014. Total expenses for voluntary redundancy in the nine months ended September 30, 2014 amounted to NIS 133 million (including additional adjustments for a change in the number and mix of retiring employees).

6.2
Further to Note 14.9 to the Annual Financial Statements regarding the Company's claim against Keren Makefet Pension and Provident Center - Cooperative Society Ltd. (Under Special Management) for compensation in respect of the calculation of voluntary retirement costs of NIS 280 million for employees who were transferred to the Company from the Ministry of Communications, in September 2014, the Company received a ruling from the District Labor Court in Tel Aviv dismissing the claim.

7.	Capital

7.1	Below are details of the Company's equity:

Registered			Issued and paid up
September 30, 2014	September 30, 2013	December 31, 2013	September 30, 2014	September 30, 2013	December 31, 2013
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares
2,825,000,000	2,825,000,000	2,825,000,000	2,738,776,941	2,727,545,950	2,730,129,689

7.2
On March 27, 2014, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 5, 2014 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 802 million (representing NIS 0.2935753 per share on the ex-date). The dividend was paid in cash on April 23, 2014.

In addition, on September 3, 2014, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of August 6, 2014 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 1,267 million (representing NIS 0.4626823 per share on the ex-date). The dividend was paid in cash on October 2, 2014.

7.3
The balance of the distributable profits as at the reporting date (subject to fulfillment of the distribution tests)  amounts  to NIS 428 million (surpluses accumulated in the last two years after deducting prior distributions).

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

8.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,234	1,444	410	465	1,908
Internet - infrastructure	1,029	963	352	332	1,283
Transmission and data communication	606	603	198	209	794
Other services	167	162	55	51	220
	3,036	3,172	1,015	1,057	4,205
Cellular telephony
Cellular services and terminal equipment	1,828	2,072	596	695	2,744
Sale of terminal equipment	715	706	215	237	1,000
	2,543	2,778	811	932	3,744

International communications, internet and NEP services	1,048	1,022	359	346	1,367

Other	166	182	47	63	247

	6,793	7,154	2,232	2,398	9,563

9.	General and Operating Expenses

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	674	769	200	264	1,071
Interconnectivity and payments to domestic and international operators	633	684	219	232	905
Maintenance of buildings and sites	475	456	163	168	607
Marketing and general	421	392	140	126	563
Services and maintenance by sub-contractors	113	107	35	33	162
Vehicle maintenance	115	113	38	38	152
Content services	45	50	15	16	65
Collection fees	37	39	12	13	51
	2,513	2,610	822	890	3,576

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

10.	Other Operating Income, Net

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit from the sale of Coral Tell Ltd. shares (see Note 4.2)	(582)	-	-	-	-
Capital gain from sale of property, plant and equipment (mainly real estate)	(141)	(91)	(27)	(17)	(119)
Profit from copper sales	(8)	(33)	(1)	1	(40)
Provision for severance pay in voluntary redundancy	133	37	8	2	90
Expenses for collective agreement at Pelephone	-	-	-	-	61
Others	(3)	(9)	(5)	8	(7)
	(601)	(96)	(25)	(6)	(15)

11.	Financial instruments

11.1.	Issuance of debentures

On August 18, 2014, the Company completed a private issuance to classified investors by expanding Series 6 debentures and Series 7 debentures, issued in the Company's shelf prospectus of June 1, 2011 and amended on June 22, 2011.

A.	Series 6 debentures - issuance of 881,096,000 par value for NIS 1,029 million.

B.	Series 7 debentures - issuance of 118,904,000 par value for NIS 119 million.

The conditions for these debentures are the same as the conditions for debentures of the same series in circulation. For the conditions of Series 6 and Series 7 debentures, see Note 11 "Debentures, Loans and Borrowings" to the Annual Financial Statements.

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

11.2.	Fair value

11.2.1	Financial instruments at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, short-term investments, deposits, derivatives, some of the loans and credit, trade payables, other payables and declared dividend are the same or proximate to their fair value. The table below shows the differences between the carrying amount and the fair value of financial liabilities.

The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	September 30, 2014		September 30, 2013		December 31, 2013
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Bank loans (unlinked)	2,121	2,287	2,399	2,510	2,086	2,203
Debentures issued to the public (CPI-linked)	3,858	4,509	2,665	2,859	3,132	3,347
Debentures issued to the public (unlinked)	1,354	1,459	1,354	1,476	1,335	1,449
Debentures issued to financial institutions (unlinked)	410	469	410	448	403	444
	7,743	8,724	6,828	7,293	6,956	7,443

11.2.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	September 30, 2014	September 30, 2013	December 31, 2013
	NIS million	NIS million	NIS million
Level 1- investment in exchange-traded funds and financial funds	2,392	941	1,099
Level 2-: forward contracts	(76)	(14)	(25)
Level 3- investment in non-marketable shares	9	4	12
	2,325	931	1,086

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

12.	Segment Reporting

12.1.	Operating segments

	Nine months ended September 30, 2014 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,033	2,541	1,045	1,284	164	(1,284)	6,783
Inter-segment revenues	198	43	60	-	9	(300)	10
Total revenues	3,231	2,584	1,105	1,284	173	(1,584)	6,793

Depreciation and amortization	518	319	97	218	19	(211)	960

Segment results – operating profit	1,473	375	175	215	632 *	(277)	2,593
Financing expenses	355	12	14	475	1	(492)	365
Financing income	(196)	(61)	(7)	(26)	(5)	43	(252)
Total financing expenses (income), net	159	(49)	7	449	(4)	(449)	113

Segment profit (loss) after financing expenses, net	1,314	424	168	(234)	636	172	2,480
Share in profits (losses) of associates	-	-	1	-	(3)	(130)	(132)
Segment profit (loss) before income tax	1,314	424	169	(234)	633	42	2,348
Income tax	344	110	45	1	156	(3)	653
Segment results – net profit (loss)	970	314	124	(235)	477	45	1,695

* Including income from the sale of Coral Tell Ltd. shares amounting to NIS 582 million. See Note 4.2.

	Nine months ended September 30, 2013 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	3,166	2,775	1,020	1,217	181	(1,217)	7,142
Inter-segment revenues	211	51	44	1	14	(309)	12
Total revenues	3,377	2,826	1,064	1,218	195	(1,526)	7,154

Depreciation and amortization	509	345	97	192	23	(183)	983

Segment results – operating profit	1,539	532	171	207	(6)	(217)	2,226
Financing expenses	414	39	17	509	6	(538)	447
Financing income	(252)	(115)	(7)	(5)	(1)	29	(351)
Total financing expenses (income), net	162	(76)	10	504	5	(509)	96

Segment profit (loss) after financing expenses, net	1,377	608	161	(297)	(11)	292	2,130
Share in profits (losses) of associates	-	-	1	-	-	(196)	(195)
Segment profit (loss) before income tax	1,377	608	162	(297)	(11)	96	1,935
Income tax	318	154	42	1	2	(1)	516
Segment results – net profit (loss)	1,059	454	120	(298)	(13)	97	1,419

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

12.1	Operating segments (contd.)

	Three months ended September 30, 2014 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,016	811	361	432	45	(433)	2,232
Inter-segment revenues	65	13	24	-	2	(104)	-
Total revenues	1,081	824	385	432	47	(537)	2,232

Depreciation and amortization	178	108	32	75	5	(71)	327

Segment results – operating profit	498	122	59	76	(6)	(78)	671
Financing expenses	125	3	5	182	-	(190)	125
Financing income	(69)	(17)	(3)	(20)	(5)	28	(86)
Total financing expenses (income), net	56	(14)	2	162	(5)	(162)	39

Segment profit (loss) after financing expenses, net	442	136	57	(86)	(1)	84	632
Share in losses of associates	-	-	-	-	-	(34)	(34)
Segment profit (loss) before income tax	442	136	57	(86)	(1)	50	598
Income tax	118	36	15	-	2	(1)	170
Segment results – net profit (loss)	324	100	42	(86)	(3)	51	428

	Three months ended September 30, 2013 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,054	931	345	410	65	(411)	2,394
Inter-segment revenues	73	16	15	-	4	(104)	4
Total revenues	1,127	947	360	410	69	(515)	2,398

Depreciation and amortization	174	111	33	66	8	(63)	329

Segment results – operating profit	494	172	55	72	4	(76)	721
Financing expenses	150	13	6	208	2	(216)	163
Financing income	(93)	(30)	(2)	-	-	7	(118)
Total financing expenses (income), net	57	(17)	4	208	2	(209)	45

Segment profit (loss) after financing expenses, net	437	189	51	(136)	2	133	676
Share in losses of associates	-	-	1	-	-	(89)	(88)
Segment profit (loss) before income tax	437	189	52	(136)	2	44	588
Income tax	77	49	13	-	-	-	139
Segment results – net profit (loss)	360	140	39	(136)	2	44	449

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

12.1	Operating segments (contd.)

	Year ended December 31, 2013 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenues	4,478	3,809	1,433	1,635	262	(2,054)	9,563

Depreciation and amortization	683	458	130	263	31	(254)	1,311

Segment results – operating profit	1,998	608	227	268	(4)	(278)	2,819
Financing expenses	534	46	23	654	6	(690)	573
Financing income	(317)	(137)	(9)	(7)	-	42	(428)
Total financing expenses (income), net	217	(91)	14	647	6	(648)	145

Segment profit (loss) after financing expenses, net	1,781	699	213	(379)	(10)	370	2,674
Share in profits (losses) of associates	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,781	699	214	(379)	(10)	117	2,422
Income tax	410	178	56	2	5	-	651
Segment results – net profit (loss)	1,371	521	158	(381)	(15)	117	1,771

12.2.	Adjustments of profit and loss for reporting segments

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Operating profit for reporting segments	2,238	2,449	755	793	3,101
Cancellation of expenses for a segment classified as an associate	(215)	(207)	(76)	(72)	(268)
Financing expenses, net	(113)	(96)	(39)	(45)	(145)
Share in losses of associates	(132)	(195)	(34)	(88)	(252)
Other adjustments	570 *	(16)	(8)	-	(14)
	2,348	1,935	598	588	2,422

*	Including income from the sale of Coral Tell Ltd. shares amounting to NIS 582 million

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

13.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

13.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position:

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,790	1,983	2,073
Non-current assets	1,927	2,115	2,053
	3,717	4,098	4,126
Current liabilities	840	883	1,037
Long-term liabilities	90	400	205
Total liabilities	930	1,283	1,242
Equity	2,787	2,815	2,884
	3,717	4,098	4,126

Selected data from the statement of income:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,869	2,120	610	710	2,808
Revenues from sales of terminal equipment	715	706	214	237	1,001
Total revenues from services and sales	2,584	2,826	824	947	3,809
Cost of services and sales	1,894	1,978	601	675	2,711
Gross profit	690	848	223	272	1,098
Selling and marketing expenses	235	230	76	69	320
General and administrative expenses	80	86	25	31	109
Other operating expenses	-	-	-	-	61
	315	316	101	100	490

Operating profit	375	532	122	172	608
Financing expenses	12	39	3	13	46
Financing income	(61)	(115)	(17)	(30)	(137)
Financing income, net	(49)	(76)	(14)	(17)	(91)

Profit before income tax	424	608	136	189	699
Income tax	110	154	36	49	178
Profit for the period	314	454	100	140	521

Notes to the Condensed Consolidated Interim Financial Statements as at September 30, 2014 (Unaudited)

13.2.	Bezeq International Ltd.

Selected data from the statement of financial position:

	September 30, 2014	September 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	533	478	494
Non-current assets	739	773	763
	1,272	1,251	1,257
Current liabilities	376	311	311
Long-term liabilities	114	163	129
Total liabilities	490	474	440
Equity	782	777	817
	1,272	1,251	1,257

Selected data from the statement of income:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,105	1,064	385	360	1,433
Operating expenses	692	649	246	223	879
Gross profit	413	415	139	137	554
Selling and marketing expenses	154	151	54	49	205
General and administrative expenses	84	93	26	33	119
Other expenses, net	-	-	-	-	3
	238	244	80	82	327

Operating profit	175	171	59	55	227
Financing expenses	14	17	5	6	23
Financing income	(7)	(7)	(3)	(2)	(9)
Financing expenses, net	7	10	2	4	14
Share in profits of equity-accounted associates	1	1	-	1	1
Profit before income tax	169	162	57	52	214
Income tax	45	42	15	13	56
Profit for the period	124	120	42	39	158